July 9, 2010

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

> Re: Cushing MLP Funds Trust
>   File Nos. 333-167481 and 811-22428

Dear Mr. DeCapo:

On June 11, 2010, you filed a registration statement on Form N-1A for the Cushing MLP Funds Trust (the "Trust"), which includes one series, The Cushing MLP Premier Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Table of Contents (Page i)

1.   Please delete the two paragraphs at the bottom of the page. See General Instruction C.3.(a) to Form N-1A (no information should precede disclosure required by Items 2 through 8 of the Form other than the cover page and table of contents).

Summary — Investment Objective (Page 2)

2.   The Fund's investment objective is to seek to produce current income and capital appreciation. In our view, the Fund's name suggests to investors that the Fund's primary objective is current income. Please revise this section to provide that the Fund's primary objective is current income. Capital appreciation may be stated as a secondary objective. Alternatively, if current income and capital appreciation are equally important objectives for the Fund, please revise the Fund's name to avoid the suggestion that current income is the Fund's primary objective.

3.   This section also provides that the Fund will seek to achieve its objective "through investments in various energy and energy infrastructure related equity and debt securities." Inasmuch as the quoted language relates to the Fund's strategy to achieve its objective, please move it to the discussion of the Fund's strategy.

Summary — Fees and Expenses of the Fund (Page 2)

4.   The fee table includes line items for Current Income Tax Expense/(Benefit) and Estimated Deferred Income Tax Expense/(Benefit). Please delete these line items and restate Current Income Tax Expense and Estimated Deferred Income Tax Expense as subcaptions under "Other Expenses." Tax benefits should not be presented in the fee table.

Thomas A. DeCapo, Esq.
July 9, 2010
Page 2

5.	Please delete footnotes (b) and (c) to the fee table. Information may only be included in the Summary section of the prospectus if it is either required or permitted by Form N-1A. The information presented in these footnotes is neither required nor permitted by the Form.

Summary — Principal Investment Strategies of the Fund (Page 3)

6.	The first sentence of this section states that the Fund will invest "primarily" in a portfolio of master limited partnership investments. Please revise this to specify, as provided on page 8 of the prospectus, that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in MLP investments.

7.	The last sentence of the first paragraph states that the Fund may invest in "other derivative securities that have economic characteristics of MLP securities." Please describe these other derivative securities.

8.	The third paragraph states that the Fund intends to concentrate its investments in the natural resources sector. The cover page of the prospectus, however, states that the Fund will invest in energy and energy infrastructure related securities. Please revise the disclosure to be consistent. Please make similar revisions to Investment Restriction (3) in the Statement of Additional Information.

Principal Risks of Investing in the Fund (Page 4)

9.	Under the caption "MLPs and Other Natural Resources Sector Companies Risks" bullets are set forth identifying 13 risks. Please briefly describe each of the risks identified.

10.	The second paragraph under the caption "Tax Risk" indicates that a portion of distributions the Fund receives from its investments may be considered returns of capital. Please explain the term "return of capital." If the Fund expects to make distributions that may be deemed returns of capital, please disclose that in this section and explain the implications for shareholders. For example, state that a return of capital is not subject to income tax, but has the effect of reducing the shareholder's basis, which would cause capital gains to be higher, or capital losses to be lower, upon sale of the Fund shares..

11.	The second to the last sentence of the third paragraph under the caption "Tax Risk" states that it may be necessary for the Fund to apply a valuation allowance against a deferred tax asset. Please explain the terms "deferred tax asset" and "valuation allowance" in plain English. Please also discuss any risks related to deferred tax assets. For example, disclose that a write down of deferred tax assets in the future may result in a significant decline in net asset value. Since this risk is unusual for an open-end fund, please set for the discussion as a separate risk with its own caption (*e.g.*, Valuation Risk).

Past Performance (Page 6)

12.   Please delete the second and third sentences of this section as this disclosure is neither required nor permitted by Form N-1A in the Summary section of the prospectus.

Investment Adviser (Page 6)

13.   Please move information about the portfolio managers under a separate "Portfolio Managers" heading. *See* Item 5(b) of Form N-1A.

Purchase and Sale of Fund Shares (Page 6)

14.   Please replace the words "conduct transactions" with "redeem."

Tax Information (Page 7)

15.   Please make clear that shareholders investing through a tax-deferred arrangement will be liable for taxes on dividend income distributed by the Fund when monies are withdrawn from the tax-deferred arrangement.

Additional Information About The Investment Strategies and Related Risks of the Fund — Principal Investment Strategies (Page 8)

16.   The second paragraph states that the Fund will focus primarily on Midstream MLPs. Please add this disclosure to the description of the Fund's principal strategy in the Summary section.

Additional Information About the Investment Strategies and Related Risks of the Fund — Other Fund Investments (Page 10)

17.   Please make clear whether the investments described in this section are non-principal investments.

18.   The section captioned "Strategic Transactions" describes various strategic transactions in a general manner. Please revise the disclosure to describe the particular strategic transactions the Fund will use and how they will be used.

Principal Risks of the Fund (Page 11)

19.   This section includes descriptions of a number of principal risks that are not discussed in the Summary section of the prospectus: Industry Specific Risk; Small-Cap and Mid-Cap Company Risk; Risks Associated with an Investment in Non-U.S. Companies; Debt Securities Risks; Valuation Risk; Management Risk; Dependence on Key Personnel; Terrorism and Market Disruption Risk; Recent Market and Economic Developments; and Government Intervention in Financial Markets. Please summarize each of these risks in the Summary section of the prospectus.

Principal Risks of the Fund — Strategic Transaction Risk (Page 19)

20.   Please revise this section to focus on the particular strategic transactions the Fund will use and the risks of those transactions for the Fund.

Privacy Policy (Page 40)

21.   The bottom of the page states "Not part of Prospectus." Please delete that statement.

Statement of Additional Information

Investment Restrictions (Page S-16)

22.   Investment Restriction (3) provides that the Fund may invest to an unlimited degree in securities of state and municipal governments or their political subdivisions. We have long taken the position that only *tax-exempt* securities issued by states and municipal governments will not be deemed securities issued by an industry. *See* Investment Company Act Release No. 9785 (May 31, 1977). Please revise the concentration policy to specify that *tax-exempt* municipal securities are excepted from the concentration policy.

General Comments

23.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

24.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

25.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

26.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

27.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

28.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

29.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

        If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

                                        Sincerely,

                                        John M. Ganley
                                        Senior Counsel